January 9, 2009

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, DC   20549

Re:	Church & Dwight, Co., Inc. Form 10-K for Fiscal Year Ended December 31, 2007 File No. 001-10585

Dear Mr. O’Brien:

We are providing this letter to respond to the comments of the staff contained in your December 22, 2008 letter to the undersigned.  Set forth below are the staff’s comments and our responses.

Form 10-K for the year ended December 31, 2007

Note 6. Goodwill and Other Intangibles, page 59

During the fourth quarter of 2006 and 2007 and during the first quarter of 2008, you have recharacterized certain tradenames from indefinite lived to finite lived as a result of recurring impairment charges, continued competition in the marketplace and the action by a key customer to discontinue certain products sold under the tradename. We note under paragraph 16 of SFAS 142 that intangible assets not being amortized should be evaluated, each reporting period, to determine whether events and circumstances still support an indefinite useful life. However, we note the reclassification of intangible assets from indefinite lived to finite lived has occurred regularly, and the nature of the circumstances causing the recurrence is not clear. Please tell us more about your process for determining whether intangibles have an indefinite life and tell us the nature of the tradenames or underlying products that are being recharacterized. To the extent you have additional indefinite lived intangibles that you believe may need to be recharacterized, evaluated for impairment and amortized in future periods, please disclose this fact and the carrying value of these assets. For the assets that were re-characterized in 2008, please tell whether or not you determined that these assets were impaired and if so, whether the impairment was included in the $3.4 million of impairment charges recorded in the first quarter 2008.

When a tradename is acquired, the Company performs a comprehensive analysis to determine whether such tradename should be assigned a finite life or be considered an indefinite lived asset. This analysis considers each of the factors in paragraph 11 of SFAS 142. There are no legal, contractual  or regulatory issues affecting the lives of the tradenames, thus, the two criteria which are most relevant to us and  most heavily influence our decision are our expected use of the asset (para.11a) and the impact of obsolescence, demand, competition, and other economic factors (para.11e).

In the fourth quarter of each year, or more frequently if a triggering event occurs, we perform an assessment of our intangibles to determine whether the carrying values of any intangibles exceed their fair values.  At each reporting period, we assess if the indefinite lives are still appropriately characterized and if lives assigned to finite lived intangibles are still appropriate.

As previously disclosed, the December 31, 2007 evaluation had two outcomes: (1) the partial write-down of  tradenames whose fair values no longer exceeded their carrying values due to competition, lost shelf space at key customer accounts and other economic factors, which resulted in reduced profitability, which was not material to the Company’s consolidated financial statements and (2) the re-characterization of certain tradenames from indefinite to finite lived, to be amortized prospectively beginning January 1, 2008 over lives ranging from 5-15 years. The tradenames re-characterized in 2006 and 2007 (which were effective January 1, 2007 and 2008, respectively) are personal care products. For a discussion of this re-characterization, see note 6 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and note 7 to the unaudited consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended March 28, 2008. No tradenames were re-characterized in the first quarter of 2008.  The first quarter 2008 impairment charge of $3.4 million resulted from management’s decision to exit the business, which was subsequent to filing the Company’s 2007 Form 10-K.

We do not believe any additional indefinite lived intangibles need to be re-characterized as finite lived assets at this time. We will add language to the Goodwill and Other Intangibles footnote in our 2008 Form 10-K describing the nature of these products and the following (highlighted in bold type):

“Fair value was estimated based upon the “relief of royalty discounted” cash flow method, which contains numerous variables that are subject to change as business conditions change, and therefore could impact fair values in the future.”

Form 10-Q for the Quarter Ended September 26, 2008

Current Economic Risks

In future filings, please provide a discussion of recent economic events and the specific impacts and risks to your business, if any.  Explain whether the market for your products has been affected and any current or expected future impact on your operations, financial position and liquidity.  This disclosure should provide detailed information on your operations since September 26, your customers, recent order activity, effects on pension plan costs and other costs, expected trends, management’s response for managing these events, potential future actions by management and other detailed information.  Expand your liquidity discussion to address any expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current outstanding debt instruments and related covenant compliance.  In your response to this letter please provide a detailed description of proposed future disclosure.

Although the actual text of the disclosures to be included in future filings will be subject to existing facts and circumstances at the time of the relevant filing, the following illustrates the type of disclosures we contemplate will be included in future filings beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2008:

A.	For inclusion in the “Risk Factors” item:

Economic Conditions Could Adversely Affect Our Business

Uncertainty about current global economic conditions has affected demand for many products.  Factors that can affect demand include rates of unemployment, consumer confidence, health care costs, fuel and other energy costs and other economic factors affecting consumer spending behavior.  While the Company’s products generally are consumer staples that should be less vulnerable to decreases in discretionary spending than other products, they may become subject to increasing price competition as recessionary conditions continue.  Moreover, some of our products, such as laundry additives and battery operated toothbrushes, are more likely to be affected by consumer decisions to control spending.

Some of our customers, including mass merchandisers, supermarkets, drugstores, convenience stores, wholesale clubs, pet specialty stores and dollar stores have experienced declining financial performance, which could affect their ability to pay amounts due to us on a timely basis or at all.  In response, we conducted a review of the financial strength of our key customers during the fourth quarter of 2008, and we continue to monitor these customers.  As appropriate, we modified customer credit limits, which may have an adverse impact on future sales.  We have conducted a similar review of our suppliers to assess both their financial viability and the importance of their products to our operations.  Where appropriate, we intend to identify alternate sources of materials and services.  To date, we have not experienced a material adverse impact from economic conditions affecting our customers or suppliers.  However, a continued economic decline that adversely affects our suppliers and customers could adversely affect our operations and sales.

The banking system and financial markets have experienced severe disruption in recent months, including, among other things, bank failures and consolidations, severely diminished liquidity and credit availability, rating downgrades, declines in asset valuations, and fluctuations in foreign currency exchange rates.  These conditions present the following risks to us, among others:

•           We are dependent on the continued financial viability of the financial institutions that participate in the syndicate that is obligated to fund our $100 million revolving credit agreement.  In addition, our credit agreement includes an “accordion” feature that enables us to increase the principal amount of our term loan by $250 million.  If one or more participating institutions are unable to honor their funding commitments, the cash availability under our revolving credit agreement and the term loan accordion feature may be curtailed.

•           We are dependent on the continued financial viability of the bank that administers and makes available a “backstop” line of credit under our accounts receivable securitization facility.  The facility currently provides for maximum funding of $115 million.  Under the securitization facility, we sell from time to time throughout the term of the related agreements (which are renewed annually), our trade accounts receivable to a wholly-owned, consolidated, special purpose finance subsidiary.  The finance subsidiary in turn sells on an ongoing basis, to a commercial paper issuer affiliated with the bank, an undivided interest in the pool of accounts receivable.  The bank’s backstop line of credit enables us to borrow from the bank in the event the commercial paper issuer is unable to sell commercial paper backed by the accounts receivable.  We intend to renew the securitization facility when it expires. The term of the current facility expires in April of each year, and if the bank is unwilling or unable to continue its participation, we will need to seek an alternative source of financing.  We cannot assure that we would be able to obtain an alternative source of financing on acceptable terms.

We are not aware of any circumstances that would prevent any participating financial institution from funding our revolving credit agreement, or term loan accordion feature, or from participating in our securitization facility.  However, under current or future circumstances, such constraints may exist.  Although we believe that our operating cash flows, together with our access to the credit markets, provide us with significant discretionary funding capacity, the inability of one or more institutions to fund the credit facilities or participate in our securitization facility could have a material adverse effect on our liquidity and operations.

The recent economic crisis also has resulted in a decline in prices of securities in the public trading markets.  As a result, our pension funding requirements have increased.  In the fourth quarter of 2008, we contributed $8.6 million to our defined benefit plans to help mitigate reduction in asset values. A continued decline in the public trading markets could result in the need to provide additional funding.

B.	For inclusion in Management’s Discussion and Analysis of Financial Condition and Results of Operation in the Liquidity section:

As of December 31, 2008, the Company had $XX million in cash, $XX million available through its $115 million accounts receivable securitization facility and $XX million available under its $XX million revolving credit facility.  To ensure the safety of its cash resources, the Company invests its cash primarily in government agency money market funds.

The Company intends to renew its accounts receivable securitization facility. For the past several years, this facility has been renewed annually, and the Company anticipates that this facility will be renewed when the current term expires in April 2009.

To date, the Company believes that its ability to access the sources of cash described above has not been adversely affected by recent economic events. Therefore, the Company currently does not anticipate that the credit environment will have a material adverse effect on its ability to address its current and forecasted liquidity requirements.  The Company anticipates that its cash from operations, along with its current borrowing capacity, will be sufficient to meet its capital expenditure program costs (including the cash requirements related to construction of its new laundry detergent and warehouse facility in York County, Pennsylvania, discussed below), pay its common stock dividend at current rates and meet its mandatory debt repayment schedule and minimum pension funding requirements over the next 12 months. Nevertheless, the current economic environment presents risks that could have adverse consequences for the Company that it does not currently anticipate will occur.  For further information, see “Economic Conditions Could Adversely Affect Our Business” under “Risk Factors” in Item 1A.

In addition, the Company does not anticipate that current economic conditions will adversely affect its ability to comply with the financial covenants in its principal credit facilities because the Company currently is, and anticipates that it will continue to be, well above the minimum interest coverage ratio requirement and below the maximum leverage ratio requirement. These ratios are discussed in more detail below under the sub-heading, “Adjusted EBITDA.”

Item 3. Quantitative and Qualitative Disclosure about market Risk, page 28

We note in January 2008 you entered into an agreement to hedge your diesel fuel requirements for 2008 and 2009.  We further note you recorded a $3.2 million loss in the third quarter 2008.  Please tell us and disclose in future filings, the risk management philosophy for your derivative portfolio and how you assess and mitigate the risk of market fluctuations of commodity pricing.  Further tell us and disclose in future filings, the events and circumstances surrounding this mark-to-market charge and any known factors or events that could cause material losses on these derivative positions in future periods.

Although the actual text of the disclosures to be included in future filings will be subject to existing facts and circumstances at the time of the relevant filing, the following illustrates the type of disclosures we contemplate will be included in future filings.

Diesel Fuel Hedge

The Company uses independent freight carriers to deliver its products.  These carriers charge the Company a basic rate per mile that is subject to a mileage surcharge for diesel fuel price increases.  In response to increasing fuel prices, and a concomitant increase in mileage surcharges, the Company entered into an agreement in January 2008 with a financial institution to hedge approximately 50% of its notional diesel fuel requirements for 2008, and an additional agreement in July 2008 to hedge approximately 20% of its notional diesel fuel requirements for 2009. It is the Company’s policy to use the hedges to mitigate the volatility of diesel fuel prices and related fuel surcharges, and not to speculate in the future price of diesel fuel.  The hedge agreements are designed to add stability to the Company’s product costs, enabling the Company to make pricing decisions and lessen the economic impact of abrupt changes in diesel fuel prices over the term of the contract.

Because the diesel hedge agreements do not qualify for hedge accounting under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” the Company is required to mark the agreements to market throughout the life of the agreements.  The change in the market value of the hedge agreements resulted in a $3.2 million loss for the three months ending September 26, 2008 and a $1.7 million gain for the nine months ended September 26, 2008, which are reflected in cost of sales.  The third quarter loss is related principally to the July 2008 hedge contract for 2009, which was executed when diesel fuel was at close to record prices. Since July 2008, the price of diesel fuel has fallen, thus creating a liability (and a charge) during the third quarter of 2008. As a result of continuing price declines in diesel fuel, an additional $XX loss was recorded in the fourth quarter of 2008.  Fluctuating diesel fuel prices in 2009 will affect the value of the hedge agreement covering 2009.  If future diesel prices were to change by $0.10 per gallon, the impact to the 2009 financial statements would be approximately $0.1 million.

As requested by the staff, Church & Dwight Company, Inc. (“Church & Dwight”) acknowledges the following with regard to the Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended September 26, 2008 (the Form 10-Q”):

•	Church & Dwight is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Church & Dwight may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please address them to Steven J. Katz, Vice President, Controller at (609)-497-7120.

Sincerely,

CHURCH & DWIGHT CO., INC
By:	/s/ Matthew T. Farrell
Matthew T. Farrell
Executive Vice President Finance and Chief Financial Officer